Exhibit 99.1

GOLD ROYALTY ReportS 2023 Financial and Operating Results and Forecasts Approximate 100% growth in Revenue in 2024 Driven by Cornerstone Royalties Entering Production

Vancouver, British Columbia – March 28, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three months and full year ended December 31, 2023. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “In just three years, we have grown rapidly from 18 development stage royalties to 240 royalties, including 5 producing projects. We feel our portfolio is poised to deliver one of the strongest revenue growth trajectories in the royalty and streaming sector. We executed several important acquisitions in 2023, including the Borborema and Cozamin royalties, which supplement our organic revenue growth from key assets entering and ramping up production, such as Côté and Odyssey. 2024 is expected to be a pivotal year, with approximately 100% growth expected in gold equivalent ounces and positive operating cash flow based on the public forecasts and other disclosure by the owners and operators of our assets. With gold at an all-time high, and several important potential catalysts across our portfolio, we are very excited by the outlook for 2024.”

2023 Results Summary:

The following table sets forth selected financial information for the three and full year ended December 31, 2023:

	For three months ended		For the year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
(in thousands of dollars, except per share and GEO amounts)	($)	($)	($)	($)
Revenue	1,016	582	3,048	3,993
Net loss	(19,360)	(2,204)	(26,756)	(12,709)
Net loss per share, basic and diluted	(0.13)	(0.02)	(0.18)	(0.10)
Operating cash flows before movements in working capital	(995)	(2,315)	(5,049)	(9,604)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest*	1,319	1,131	5,216	5,837
Cash Operating Expenses*	(2,017)	(2,940)	(8,004)	(12,580)
Adjusted Net Earnings/(Loss)*(1)	935	(2,824)	(3,965)	(11,254)
Adjusted Net Earnings/(Loss) Per Share, basic and diluted*	0.01	(0.02)	(0.03)	(0.08)
Total Gold Equivalent Ounces (“GEOs”)	667	653	2,703	3,204

(1) Adjusted Net Earnings for the year and quarter ended December 31, 2023, includes $2.3 million deferred tax recovery that was recognized as a result of convertible debt financing. An offsetting deferred tax expense has been recognized directly in equity. See Note 11 of our audited annual consolidated financial statements for the year ended December 31, 2023 for further information.

* See Non-IFRS Measures below.

For further detailed information, please refer to the Company’s consolidated financial statements and Annual Report on Form 20-F for the year ended December 31, 2023, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

*Adjusted Net Earnings/(Loss) Per Share, Total Revenue, Land Agreement Proceeds and Interest, GEOs, and Cash Operating Expenses are non-IFRS measures and should not be considered in isolation or as a substitute for analysis of the Company’s results under IFRS. See “Non-IFRS Measures” below for further information.

2023 Highlights and 2024 Outlook:

●	The Company currently forecasts between approximately 5,000 and 5,600 GEOs* in 2024, based upon the current disclosed plans of the underlying operators, which equates to approximately $10.0 million to $11.2 million in Total Revenue, Land Agreement Proceeds and Interest at a gold price of $2,000 per ounce. If achieved, this would represent an increase in GEOs of over 100% compared to 2023. Cash Operating Expenses are expected to remain essentially unchanged in 2024. Taken together, this would lead to positive operating cash flow in 2024.

●	Revenue was $3.0 million and Total Revenue, Land Agreement Proceeds and Interest* was $5.2 million (2,703 GEOs) for 2023, which was slightly below guidance primarily due to the continued deferral of production at Canadian Malartic into 2024. Cash Operating Expenses* of $8.0 million were 36% lower than the prior year and within the guidance range on a total and recurring basis.

●	Net loss per share for the fourth quarter ended December 31, 2023 was $0.13, which included a non-cash impairment charge taken on select non-core assets. Adjusted Net Earnings Per Share for the fourth quarter ended December 31, 2023 were $0.01 compared to an Adjusted Net Loss Per Share of $0.02 in the fourth quarter of 2022.

●	All of the Company’s core assets have demonstrated considerable progress in 2023 contributing to what we believe is industry-leading revenue growth through the end of this decade. Côté is expected to commence production imminently; Odyssey continues to ramp up and we will benefit from a full year of revenue in 2024 from our most recent acquisitions, Borborema and Cozamin.

2024 Outlook

The Company currently forecasts between approximately 5,000 and 5,600 GEOs in 2024 which equates to approximately $10.0 million to $11.2 million in Total Revenue, Land Agreement Proceeds and Interest at a gold price of $2,000 per ounce. This represents a midpoint increase in GEOs of approximately 100% relative to 2023. Total GEOs is a non-IFRS financial measure. See “Non-IFRS Measures”.

The Company’s recurring Cash Operating Expenses are currently expected to be consistent with 2023 and the Company expects to achieve positive operating cash flow in 2024 when a number of its growth projects ramp up in production, including the long-life cornerstone mines at Côté and Odyssey and a full year of cash inflows from the recently acquired Cozamin and Borborema royalties. Cash Operating Expenses is a non-IFRS financial measure. See “Non-IFRS Measures”.

The 2024 outlook regarding total GEOs is based on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

Portfolio Update

Odyssey Project (3.0% NSR over the northern portion of the project): Agnico Eagle Mines Limited (“Agnico Eagle”) owns and operates the Canadian Malartic Complex that is one of the world’s largest gold mining operations and is comprised of the open-pit Canadian Malartic mine and the underground Odyssey mine. The Canadian Malartic complex will progressively transition from open pit to underground mining between 2023 and 2028.

On February 15, 2024, Agnico Eagle announced its full year 2023 results as well as providing an update on 2023 exploration results and 2024 exploration plans. Exploration drilling at the Odyssey mine in 2023 amounted to a total of 131,565 meters which exceeded the budget of 101,500 meters due to a supplemental 25,000 meters of additional drilling. Agnico Eagle reported conversion of mineral resources into inaugural reserves at Odyssey and have stated that with additional exploration they believe mineralization will continue to be added into the existing 20-year mine life with good potential to grow yearly gold production and extend mine life. Specifically, Agnico Eagle stated that continued positive results from the Odyssey internal zones show the potential to add mineral resources with further drilling at shallow depth near existing underground mine infrastructure.

For further information see Agnico Eagle’s news release dated February 15, 2024, available under its profile on www.sedarplus.ca

Côté Gold Project (0.75% NSR royalty over the southern portion of the project): On February 15, 2024, IAMGOLD Corporation (“IAMGOLD”) announced its 2023 results and provided its outlook for 2024. As of December 31, 2023, the Côté Gold Project was estimated to be 98% complete construction with production at Côté Gold, on a 100% basis, expected to be between 220,000 and 290,000 ounces for the year. IAMGOLD’s estimate assumes initial gold production by the end of March, with a steady ramp up of gold production throughout 2024 with expected commercial production being achieved in the third quarter. Once at steady run-rate, IAMGOLD expects Côté Gold will be Canada’s third largest gold mine with an expected mine life exceeding 18 years with additional opportunities for growth.

For further information see IAMGOLD’s news release dated February 15, 2024, available under its profile on www.sedarplus.ca.

Borborema Gold Project (2.00% NSR royalty and gold-linked royalty-convertible loan): On February 20, 2024, Aura Minerals Inc. (“Aura”) announced its 2023 annual results including an update on construction at the Borborema project. Following commencement of construction in Q3 2023, construction is well underway with 17% completed to date, and production expected to start in early 2025. Gold Royalty expects to receive 1,440 GEOs in 2024 from Aura through fixed pre-production payments associated with the 2.0% NSR royalty and gold-linked coupon payments associated with the gold-linked royalty-convertible loan.

The Borborema royalty decreases to a 0.5% NSR after 725,000 oz of gold production. Subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.

For further information see Aura’s news release dated February 20, 2024, available under its profile on www.sedarplus.ca.

Ren Project (1.5% NSR royalty and 3.5% NPI): On September 12, 2023, Barrick Gold Corporation (“Barrick”) issued a news release that included an update on the embedded growth projects. It disclosed that at Carlin, Ren was highlighted as an expected continued driver of growth with expected increases in resources and a pre-feasibility study targeted by Barrick for 2026. In its management’s discussion and analysis for the year ended December 31, 2023, Barrick highlighted continued exploration success at the Ren deposit. The step-out surface drilling program intercepted the targeted Corona dike at a depth of approximately 900 meters downhole and returned 4.7 meters at 24.90 g/t Au, which it stated confirmed the continuity of high-grade mineralization and paving the way for underground platform development in the future to convert more material to the west.

For further information see Barrick’s news releases dated September 12, 2023, and management’s discussion and analysis for the year ended December 31, 2023, available under its profile on www.sedarplus.ca.

Granite Creek Mine Project (10.0% NPI): On February 7, 2024, i-80 Gold Corp (“i-80”) provided a summary of 2023 activities and 2024 exploration and development plans, including ongoing initiatives at the Granite Creek Mine Project. The South Pacific Zone (“SPZ”) is a priority area of development for i-80 and, and they have announced plans to advance a development plan that will include extending a decline in order to provide access to the SPZ allowing it to become part of Granite Creek mine plan in H1-2024. Ewan Downie, CEO of i-80 stated, “The results from our 2023 definition programs demonstrate the potential for the SPZ to be a significant deposit located on strike from one of North America’s largest gold mining operations. Mineralization remains open at depth and along strike to the north with the average intercept grade in the northern extension definition program of approximately 15 g/t gold with true widths ranging up to 15 metres.”

For further information see i80’s news release dated February 7, 2024, available under its profile on www.sedarplus.ca.

Cozamin Mine (1.0% NSR over a portion of the mine): On January 24, 2024, Capstone Copper Corp. (“Capstone”) reported 2023 production and 2024 guidance. Production from Cozamin in 2024 is anticipated by Capstone to be similar to 2023 at 22,000 to 24,000 tonnes of copper on a 100% basis. Operating costs in 2024 are forecasted to be higher than those in 2023 driven by a higher proportion of cut-and-fill mining methods compared to longhole stoping, along with a stronger Mexican peso.

For further information see Capstone’s news release dated January 24, 2024, available under its profile on www.sedarplus.ca.

Royalty Generation Model Update

Our Royalty Generator Model continues to generate positive results with six new royalties added in the year ended December 31, 2023. We have generated 39 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 29 properties subject to land agreements and 7 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.16 million spent on maintaining the mineral interests in 2023.

Investor Webcast

An investor webcast will be held on Thursday, March 28, 2024, starting at 11:00 am ET (8:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s 2023 results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please use the following link: https://www.bigmarker.com/vid-conferences/Gold-Royalty-Corp-Town-Hall-Forum-Q4

A replay of the webcast will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein. Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future total GEOs, Total Revenues and Land Agreement Proceeds, Cash Operating Expenses, expected future cash flows; expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 30, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) Per Share; (ii) GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

●	Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) Per Share

Adjusted Net Earnings/(Loss) is calculated by adding land agreement proceeds credited against mineral properties, adding the pre-acquisition royalty revenue received as credited against the Cozamin purchase price and deducting the following from net income: transaction related and non-recurring general administrative expenses(2), share of (income)/loss and dilution income in associate, impairment, changes in fair value of derivative liabilities, short-term investments and gold-linked loan, loss on loan modification, foreign exchange gain/(loss), other income/(expense) and land agreement proceeds credited against mineral properties. Adjusted Net Earnings/(Loss) includes recognized deferred tax recovery. Adjusted Net Earnings/(Loss) Per Share, basic and diluted have been determined by dividing the Adjusted Net Earnings/(Loss) by the weighted average number of common shares for the applicable period. We included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) Per Share, basic and diluted for the periods indicated:

(2) Transaction related, and non-recurring general administrative expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2023, transaction related and non-recurring administrative expenses related primarily to professional fees related to changing our fiscal year-end, tax restructuring following the completion of corporate transactions, establishing a dividend reinvestment and finance programs and select corporate development activities and in the same periods of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

	For three months ended		For the year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(19,360)	(2,204)	(26,756)	(12,709)
Land Agreement Proceeds credited against mineral properties	270	549	1,909	1,844
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	226	—
Loan interest	33	—	33	—
Transaction related and non-recurring administrative expenses	268	115	967	1,650
Share of (gain)/loss in associate	72	(1)	(172)	152
Dilution gain in associate	—	—	(12)	(100)
Impairment of royalties, net of taxes	19,760	—	19,760	3,018
Change in fair value of derivative liabilities	—	(278)	(242)	(4,776)
Change in fair value of gold-linked loan	(172)	—	(172)	—
Change in fair value of short-term investments	45	(1,060)	264	51
Change in fair value of embedded derivatives	(30)	—	(30)	—
Gain on loan modification	—	—	249	(316)
Foreign exchange (gain)/loss	55	42	132	11
Other income	(6)	13	(121)	(79)
Adjusted Net Earnings/(Loss)	935	(2,824)	(3,965)	(11,254)
Weighted average number of common shares	145,086,763	143,913,069	144,729,662	136,803,625
Adjusted Net Earnings/(Loss) Per Share, basic and diluted	0.01	(0.02)	(0.03)	(0.08)

●	GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2022	1,877	1,759	937
For three months ended June 30, 2022	1,874	2,024	1,080
For three months ended September 30, 2022	1,729	923	534
For three months ended December 31, 2022	1,731	1,131	653
For year ended December 31, 2022	1,822	5,837	3,204

For three months ended March 31, 2023	1,889	1,970	1,043
For three months ended June 30, 2023	1,978	557	282
For three months ended September 30, 2023	1,927	1,370	711
For three months ended December 31, 2023	1,977	1,318	667
For year ended December 31, 2023	1,929	5,215	2,703

●	Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties, the pre-acquisition royalty revenue credited against Cozamin purchase price to total revenue and the gold-linked loan interest. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and year ended December 31, 2023 and 2022, respectively:

	For three months ended		For the year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)	($)	($)
Royalty	758	435	1,964	3,037
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	226	—
Advance minimum royalty and pre-production royalty	137	48	646	492
Land agreement proceeds	391	648	2,347	2,308
Loan interest	33	—	33	—
Total revenue and land agreement proceeds	1,319	1,131	5,216	5,837
Land agreement proceeds credited against mineral properties	(270)	(549)	(1,909)	(1,844)
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	(226)	—
Loan interest	(33)	—	(33)	—
Revenue	1,016	582	3,048	3,993

●	Cash Operating Expenses

Cash Operating Expenses are determined by adding the impact of non-cash expenses, revenue, other income and tax expenses or recovery to net loss. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Cash Operating Expenses.

	For three months ended		For the year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(19,360)	(2,204)	(26,756)	(12,709)
Revenue	(1,016)	(582)	(3,048)	(3,993)
Other income	(6)	13	(121)	(79)
Depletion	249	216	943	1,685
Depreciation	20	29	70	92
Share-based compensation	536	1,078	2,806	3,323
Share of (gain)/loss in associate	72	(1)	(172)	152
Dilution gain in associate	—	—	(12)	(100)
Impairment of royalties	22,379	—	22,379	3,821
Change in fair value of derivative liabilities	—	(278)	(242)	(4,776)
Change in fair value of gold-linked loan	(172)		(172)	51
Change in fair value of short-term investments	45	(1,060)	264	—
Change in fair value of embedded derivatives	(30)	—	(30)	—
Loss on loan modification	—	—	249	(316)
Foreign exchange (gain)/loss	55	(1)	132	(32)
Interest expense	814	285	1,839	918
Tax recovery (expenses)	(5,603)	(435)	(6,133)	(617)
Cash Operating Expenses	(2,017)	(2,940)	(8,004)	(12,580)